Mail Stop 4561

February 25, 2009

Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730

> **Re: Progress Software Corporation**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed January 29, 2009**
> **File No. 033-41752**

Dear Mr. Alsop:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Item 1. Business, page 3

Our Products, page 3

1. We note that you state in your risk factors section that you are currently developing and enhancing your Integration Infrastructure and Apama product sets. In preparing future filings, please give appropriate consideration as to whether more detailed disclosure concerning the status of these product

development activities should be provided in your business section. See Item 101(c)(1)(ii) of Regulation S-K.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. On page 11 of your risk factors section you disclose that some of your newer products require a higher level of development, distribution and support expenditures, on a percentage of revenue basis, than the OpenEdge or DataDirect product lines. In preparing future filings, please give appropriate consideration to whether those changes in cost structure or other conditions warrant more specific qualitative or quantitative disclosure of how any actual or planned increased costs have or will affect your results from one period to the next.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 31.1 and 31.2 Rule 13a-14(a)/15d-14(a) Certifications

3. The initial text of paragraph number 4 of the certifications omits the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f))" that is specified in Item 601(b)(31)(i) of Regulation S-K. Please supply revised certifications that conform exactly to the language specified in the cited paragraph of Regulation S-K. You may submit the revised certifications in an abbreviated amendment that consists of cover page, explanatory note, signature page, revised Item 15 and the revised certifications.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Houseal, Attorney Advisor at (202) 551-3105, or in his absence, me at (202) 551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief